Mail Stop 3561

November 1, 2006

Avi Sivan
Chief Executive Officer
IGIA, Inc.
16 East 40th Street, 12th Floor
New York, New York 10016

      Re: IGIA, Inc.
             Registration Statement on Form SB-2
             Filed October 5, 2006
             File No. 333-137832

Dear Mr. Sivan:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the prospectus relates to the resale by New Millennium Capital Partners II, LLC and affiliates of up to 74,366,500 million shares of common stock. We also note that you currently have 181,278,058 shares of common stock outstanding. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C.

Fee Table

2. Please briefly describe the transactions relating to the shares you are registering. Please clarify throughout the registration statement the transactions to which these shares relate, including disclosure in the Selling Stockholders table.

Prospectus Cover Page

3. We note disclosure on the prospectus cover page indicating 60 million shares are being registered for resale. We also note disclosure in the Selling Stockholders table on page 41 indicating that the offering amounts exceed 80 million shares of common stock. Please reconcile and revise your disclosure as appropriate.

Prospectus Summary, page 4

4. Please clarify the nature of the revenues that resulted in net income of $16,377,174 for the period presented since you reported total revenues of $3,458,885.

5. Please clarify whether you have defaulted on any of the currently outstanding indebtedness, and disclose the current interest rate that you are accruing with respect to any defaults. Please revise throughout. Also, discuss any risks related to the defaults and the effect of the defaults on your ability to obtain additional financing.

July 2006 Financing, page 4

6. We note that you received net proceeds of $89,933.79 in connection with the July 2006 financing related to the sale of $500,000 in callable secured convertible notes and stock purchase warrants for 75,000,000 shares of your common stock and that you will receive the remainder of the proceeds over the subsequent four months. Please advise us whether you have received the remainder of those funds and file the escrow agreement related to the subsequent payments. If you have not received the remainder of the funds, please advise us whether the private sale of securities was completed as a transaction that was exempt under Section 4(2) of the Securities Act of 1933 before the filing of this registration statement.

Undertakings, page II-9

7. Please include the undertakings required by Items 512(a)(4) and 512(g) of Regulation S-B.

* * * * *

As appropriate, please amend your document in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding this comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Avi Sivan
IGIA, Inc.
November 1, 2006
Page 4

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Matthew Benson, Staff Attorney, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

              Sincerely,

              H. Christopher Owings
              Assistant Director

cc: Yoel Goldfeder, Esq.
       Sichenzia Ross Friedman Ference LLP
       Via Fax: (212) 930-9725